Exhibit 19.1

May 5, 2015

Dear Shareholder,

Our 2014 Annual Report on Form 10-K has been filed with Securities & Exchange Commission and can be viewed on their website at www.sec.gov.

Athena is focused on its Langtry silver project in the Calico Mining District, San Bernardino County, California. The Calico Mining District was discovered in 1881 with the largest silver strike ever in California producing over $20 million in silver ore over a 12-year span.

The Calico District had an exploration resurgence during the 1960s led by Asarco and Superior Oil.  The historic miners had mined the underground silver deposits but left behind large disseminated deposits of silver.   Two of these deposits were discovered by Asarco (Waterloo) and Superior (Langtry).

Superior Oil developed the Langtry deposit through an extensive drilling campaign in the ‘60s and ‘70s, drilling over 200 holes.  This exploration program delineated a historical resource of 22 million tons at 2.37 ounces per ton of silver for an aggregate of 52.14 million ounces.   Superior Oil was acquired by Mobil Oil which later merged with Exxon Oil.

Earlier in the 1960s, Asarco had begun exploration of the Waterloo project.  Located 2 miles south east of Langtry, this deposit has an estimated historical resource of nearly 101 million ounces of silver.    In the 1980s, Asarco permitted Waterloo together with Langtry but never went into production.   The United States Geological Survey estimates the two deposits together are one of the largest undeveloped silver resources in the United States.   The Waterloo project is now owned by Pan American Silver Corporation.

Athena leased Langtry in 2010 from the current owner and developed plans to advance the project.  Our achievements include:

• A successful confirmation drilling program of 13 reverse circulation holes in 2011.

•Updated the silver resource at Langtry and completed an N I 43-101 report in May 2012 prepared by SRK International.

•Preliminary metallurgical testing

•Doubling of the size of our land position by staking additional adjacent open claims.

•Restructuring of our lease and purchase option with the lessor most recently in January of 2015 to reduce our cash lease payments for both 2015 and 2016.

•The purchase of two other properties in the County totaling almost 900 acres at County tax auction sales at very favorable prices.  These properties were purchased for both mineral potential and also for investment purposes.

Since our original lease agreement on Langtry, some other major action has taken place around us in the Calico Mining District.

•Pan American Silver did a confirmation drill program of their own on their Waterloo project in 2012 and 2013.

•A substantial precious metals investor formed Calico Exploration, LLC and staked over 10,000 acres adjacent to Langtry and in the historic part of the Calico mining district.    They have applied with the BLM for an exploration drilling permit on acreage adjacent to Langtry.

Given the new activity around our project area, we believe our Langtry project is in the middle of what will be developed as a modern day mining district.   The reality is that current silver prices do not warrant such development activity.

However, Athena is uniquely positioned to participate in this future development of the Calico Mining District.  We have a very small market capitalization of less than $4 million, maintain a low overhead and have been very careful to keep our capitalization table under control.

We continue to work towards improving the project economics at Langtry.  Our focus recently has been to negotiate with the owners of the fee land and net smelter royalty to decrease the burdens on the project. We have been successful in this endeavor.    Our near-term financial obligations have been significantly reduced and we are working on reducing our longer term commitments.

Athena Silver Corporation has confirmed the validity of the Langtry silver deposit and is now well positioned for the next “up cycle” in the price of silver.

We view the current difficult markets for junior miners as an opportunity to capitalize on activity within the core area of the Calico Mining District and quite possibly in other areas where we may be able to acquire assets at fire sale prices depending upon the availability of capital.

Thank you for your continued support!

Sincerely,

/s/ John C. Power

John Power,

President & CEO,

Athena Silver Corporation

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